UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Lantronix, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

516548 20 3

(CUSIP Number)

TL Investment GmbH

Biesingerstrasse 27

Tuebingen D-72072, Germany

Attention: Manfred Rubin-Schwarz

Telephone: 07071 703-770

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 19, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to a subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516548 20 3

1.	Name of Reporting Person. TL Investment GmbH
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 3,951,687
9. Sole Dispositive Power
10. Shared Dispositive Power 3,951,687

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,951,687
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 38.3% (1)

14.	Type of Reporting Person IV

(1)	Based on 10,321,208 shares of common stock outstanding as of April 27, 2010, as reported in Lantronix Inc.’s Form 10-Q filed with the SEC on May 3, 2010.

CUSIP No. 516548 20 3

1.	Name of Reporting Person. Bernhard Bruscha
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 42,823 (1)
8. Shared Voting Power 3,951,687 (2)
9. Sole Dispositive Power 42,823 (1)
10. Shared Dispositive Power 3,951,687 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,994,510
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 38.5% (3)

14.	Type of Reporting Person IN

(1)	Consists of direct beneficial ownership of 42,823 shares of common stock issuable upon exercise of stock options held by the Reporting Person, which are exercisable within 60 days of the date hereof.

(2)	Represents shares of common stock held directly by TL Investment GmbH, of which the Reporting Person is the sole owner and one of two managing directors.

(3)	Based on 10,321,208 shares of common stock outstanding as of April 27, 2010, as reported in Lantronix Inc.’s Form 10-Q filed with the SEC on May 3, 2010.

CUSIP No. 516548 20 3

1.	Name of Reporting Person. Manfred Rubin-Schwarz
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 383
8. Shared Voting Power 3,951,687 (1)
9. Sole Dispositive Power 383
10. Shared Dispositive Power 3,951,687 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,952,070
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 38.3% (2)

14.	Type of Reporting Person IN

(1)	Represents shares of common stock held directly by TL Investment GmbH, of which the Reporting Person is one of two managing directors.

(2)	Based on 10,321,208 shares of common stock outstanding as of April 27, 2010, as reported in Lantronix Inc.’s Form 10-Q filed with the SEC on May 3, 2010.

Introduction

This constitutes Amendment No. 3 to the statement on Schedule 13D, filed on behalf of TL Investment, a limited liability company organized under the laws of Germany (“TL Investment”), and Bernhard Bruscha, a citizen of Germany (“Bruscha”), dated November 18, 2008 (as amended, the “Statement”), as amended by Amendment No. 1 thereto, dated December 10, 2008, and by Amendment No. 2 thereto, dated June 19, 2009, relating to the common stock, par value $0.0001 per share, of Lantronix, Inc. (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged and capitalized terms used herein but not otherwise defined herein shall have the meaning as set forth in the Statement.

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended and restated in its entirety with the following:

The class of equity securities to which this Statement relates is the Common Stock, $0.0001 par value per share (the “Shares”), of the Issuer, with its principal executive offices at 167 Technology Drive, Irvine, California 92618.

Item 2. Identity and Background

Subsection 2(a) of the Statement is hereby amended and restated in its entirety as follows:

(a)	The Statement is filed by TL Investment, Bruscha, and Manfred Rubin-Schwarz (together with TL Investment and Bruscha, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such a “group” exists. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit A. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

Subsection 2(b) of the Statement is hereby amended and restated in its entirety as follows:

(b)	The principal business address of each of the Reporting Persons is Biesingerstrasse 27, Tuebingen D-72072, Germany.

The first paragraph of Subsection 2(c) of the Statement is hereby amended and restated in its entirety as follows:

(c)	TL Investment is primarily engaged in the business of providing venture capital financing and technology assistance to worldwide technology-oriented companies. Mr. Bruscha, as the sole owner and one of two managing directors of TL Investment, is in a position to determine the investment and voting decisions made by TL Investment. Mr. Rubin-Schwarz, as one of two managing directors of TL Investment, is also in a position to determine the investment and voting decisions made by TL Investment.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended with the following:

TL Investment, as a record holder of Shares, submitted a notice to the Issuer that TL Investment intends to appear in person or by proxy at the Issuer’s 2010 annual meeting of stockholders to nominate for election as directors of the Issuer a slate of three directors, and to solicit proxies in favor of that slate, if necessary.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended with the following:

(a)	The information contained on each of the cover pages of this Amendment No. 3 to the Statement is hereby incorporated by reference herein.

(b)	The information contained on each of the cover pages of this Amendment No. 3 to the Statement is hereby incorporated by reference herein.

(c)	None of the Reporting Persons has effected any transaction in the Shares during the past 60 days.

(d)	To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits hereto:

Joint Filing Agreement, dated August 23, 2010, among the Reporting Persons.

[Signature Page Follows]

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

TL INVESTMENT GMBH

Date: August 24, 2010	/s/ Bernhard Bruscha
Bernhard Bruscha Managing Director

/s/ Bernhard Bruscha
Bernhard Bruscha

/s/ Manfred Rubin-Schwarz
Manfred Rubin-Schwarz